Exhibit 23.6

October, 2013

Board of Directors

Autohome Inc.

10th Floor Tower B, CEC Plaza

3 Dan Ling Street

Haidian District, Beijing

The People’s Republic of China

Re: Use of Nielsen Online’s Information in Prospectus

Ladies and Gentlemen,

We understand that Autohome Inc. (the “Company”) plans to file a registration statement on Form F-1 in or around October 2013 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) in connection with the Company’s proposed initial public offering (the “Proposed IPO”).

You have asked that we consent to the use of certain proprietary information of Beijing Nielsen Online Information Consulting Co., Ltd. (“Nielsen Online”) as included in Appendix A hereto (the “Information”), in the Registration Statement and any amendments thereto, in any subsequent filings with the SEC by the Company, including filings on Form 20-F or Form 6-K or other SEC filings (collectively, the “SEC Filings”).

We hereby consent to the specific disclosure of the Information contained on Appendix A hereto which was provided by Nielsen Online to the Company pursuant to a Service Agreement between the Company and Nielsen Online dated August 20, 2013, upon the company indemnifying Nielsen Online, its parents, affiliates, officers, directors and employees against any loss or damage suffered by reason of publication of these data in your Registration Statement, the SEC filings.

To indicate your acceptance of these terms, please have an officer of Autohome Inc. countersign a copy of this letter and returned it to us for our files.

Sincerely yours,

ACCEPTED AND AGREED:

/s/ Nicholas Chong

Autohome Inc.

By: Nicholas Chong

Title: CFO

Date: Oct 30, 2013

Appendix A

No.	Statements

1.	The majority of automobile buyers in China are first time buyers according to a survey conducted by Beijing Nielsen Online Information Consulting Co., Ltd. (“Nielsen Online”) in September 2013, or the Survey, which was commissioned by us to analyze the behavioral and demographic information of our potential website users.

2.	According to the Survey, the internet is the most important source of automotive information and its influence on brand selection and purchase decision far exceeds that of traditional media.

3.	Around 92% of the participants responding to the Survey said that the internet is their primary source of automotive information.

4.	Approximately 75% of online automobile consumers in China know our autohome.com.cn website, higher than any other automotive websites or automotive channels of major internet portals, according to the Survey.

5.	Approximately 84% of our users visit our website at least four times a week, according to the Survey.

6.	Approximately 44% of our users post on our website at least twice a week, according to the Survey.

7.	Approximately 90% of our users intend to buy a car and nearly 50% of our users intend to buy it within the next 12 months, according to the Survey.

8.	The average monthly personal income of our users was RMB9,998 as opposed to RMB2,392 for general internet users in China according to the Survey.

9.	Approximately 71% of our users held post-secondary degrees and above, according to the Survey.

10.	Approximately 97% of our users were between ages of 18 and 49, according to the Survey.

*	Nielsen Online’s Information reflects estimates of market conditions based on samples, and is prepared primarily as a marketing research tool. This Information should not be viewed as a basis for investments and references to Nielsen Online should not be considered as Nielsen Online’s opinion as to the value of any security or the advisability of investing in the company.